UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Dawson Geophysical Company
(Name of Subject Company)

Dawson Geophysical Company
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

239360100
(CUSIP Number of Class of Securities)

Stephen C. Jumper
Chairman of the Board, President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701
(432) 684-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

Copies to:

Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, TX 75201 (214) 953-6500	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on November 1, 2021 (together with any amendments and supplements hereto, including this Amendment No. 3, the “Schedule 14D-9”) by Dawson Geophysical Company, a Texas corporation (“Dawson Geophysical” or the “Company”). The Schedule 14D-9 relates to the tender offer by WB Acquisitions Inc. (the “Offeror”), a Delaware corporation and a subsidiary of Wilks Brothers, LLC (“Parent”), a Texas limited liability company, on behalf of Parent, to purchase, subject to certain conditions, all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Dawson Geophysical, at a purchase price of $2.34 per Share in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(2) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021, by and among Parent, the Offeror and the Company.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 3 is being filed to amend and supplement the Schedule 14D-9 as reflected below.

References to “80% Minimum Condition” throughout the Schedule 14D-9 shall be replaced with “66.67% Minimum Condition.”

Item 2.                Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The fourth paragraph under the heading “Tender Offer” is hereby amended and restated to read as follows:

“If, immediately prior to the expiration of the initial 20 Business Day period that the Offer is open, the number of Shares tendered in the Offer, together with the Shares then owned by Parent, Merger Sub and any other Affiliate or direct or indirect wholly-owned Subsidiary of Parent, represents at least 65% but less than 80% of the Shares then outstanding, then Merger Sub shall extend the Offer for one 10 Business Day extension, one successive 14 Business Day extension, and one successive four Business Day extension. If, following such extensions, the number of Shares tendered in the Offer, together with the Shares then owned by Parent, Merger Sub and any other Affiliate or direct or indirect wholly-owned Subsidiary of Parent, represents less than 80% of the Shares then outstanding, then Merger Sub shall extend the Offer for five Business Days such that the Offer shall expire on January 14, 2022 in an effort to reach the 66.67% Minimum Condition. If the 66.67% Minimum Condition is satisfied immediately prior to such expiration of the Offer, then Merger Sub shall, subject to the satisfaction of the other Offer Conditions, close the Offer and shall not further extend the Offer. If the 66.67% Minimum Condition or any other Offer Conditions have not been satisfied at such expiration of the Offer, the Offer will expire and Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer.”

The sixth paragraph under the heading “Tender Offer” is hereby amended and restated to read as follows:

“If the Offer Acceptance Time occurs, the Parent and the Company shall proceed with convening the Shareholder Meeting in order to seek approval of the Company Shareholder Approval Matters as promptly as practicable. If the Offer Acceptance Time does not occur, neither Parent nor the Company will be obligated to proceed with convening the Company Shareholder Meeting.”

The following shall be inserted after the eighth paragraph under the heading “Tender Offer”:

“Immediately prior to the Offer Acceptance Time, Messrs. Stephen Jumper, Craig Cooper and Michael Klofas shall resign from the Board of Directors (the “Board Resignations”). Immediately prior to the Offer Acceptance Time and immediately after the Board Resignations, the remaining members of the Board of Directors, pursuant to Section 3:8 of the Bylaws, shall have elected Matt Wilks, Sergei Krylov and Bruce Bradley to fill the vacancies in the Board of Directors created by the Board Resignations and shall have elected Mr. Matt Wilks to serve as Chairman of the Board (the “Board Appointments”).”

Item 4.                The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following shall be inserted after the second paragraph under the heading “Reasons for Recommendation”:

“In reaching its original decision in October 2021 to enter into the transaction with Parent (as further described herein), the Board, with the assistance of Moelis, thoroughly considered the potential strategic options available to the Company, the current and long term prospects for the Company and the sector in which it operates, including the lack of meaningful and sustainable demand for North American onshore seismic services, as well as an ongoing skilled labor shortage required to meet any potential increase in demand. The Board furthered considered management’s belief that, until demand for North American onshore seismic services dramatically increases, which the Company did not foresee at that time based on then available information, (i) downward pressure on cash and net working capital balances would continue even if the Company undertook further right-sizing efforts relative to demand and (ii) the Company would face challenges in making the significant capital investments necessary to grow its revenue stream if and when demand increased.

In reaching its decision to enter into the amended transaction with Parent (as further described herein), the Board, based on further consultation with management and Moelis, believes that the same circumstances and prospects facing the Company continue to be applicable.

The Board further considered that, as of the most recent expiration date for the tender offer by Parent (January 7, 2022), the holders of approximately 62% of the outstanding shares of Dawson common stock (excluding the approximately 9.65% of the outstanding shares held by Parent and its affiliates) had elected to tender their shares, representing approximately 69% of the shares of Dawson common stock held by holders other than Parent and its affiliates.

The Board also took into account that following the expiration of the tender offer, the board of directors would continue to include Mark Vander Ploeg (current lead independent director) and Ted North (current independent audit committee chair) as well as the obligation by Parent to hold a special shareholders meeting to approve the back-end Merger.

The Board believes that the amended transaction presents a substantial majority of the Company’s shareholders who have previously elected to tender their shares, as well as all other Company shareholders who have not previously elected to tender their shares, with an opportunity to achieve liquidity for their shares at the Offer Price, and is the most optimal path forward and is in the best interest of the shareholders.”

Item 9.                Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(e)(40)	Amendment No. 3 to Agreement and Plan of Merger, dated January 10, 2022, by and between the Company, Wilks, LLC and WB Acquisitions Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DAWSON GEOPHYSICAL COMPANY

By:	/s/ Stephen C. Jumper

Name:	Stephen C. Jumper
Title:	Chairman, President and Chief Executive Officer

Dated: January 10, 2022